Exhibit 99.2

BITFARMS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS &
MANAGEMENT INFORMATION CIRCULAR

February 4, 2020 at 9:30 am (Toronto time)

Offices of McCarthy Tétrault LLP, 66 Wellington Street West,
Suite 5300, Toronto, Ontario

BITFARMS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (“Bitfarms” or the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, Toronto, Ontario on Tuesday, February 4, 2020 at the hour of 9:30 a.m. (Toronto time), for the following purposes:

1.	TO CONSIDER and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders to authorize and approve an amendment to the articles of incorporation of the Corporation to allow for the creation of a new class of preferred shares to be designated as “Class A Preferred Shares”, as more particularly described in the accompanying management information circular (“Circular”);

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the Circular and a form of proxy. The accompanying Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. Subject to section 190 of the Canada Business Corporation Act, dissenting shareholders are entitled to be paid the fair value of their shares.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this 2nd of January, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Nicolas Bonta”
Nicolas Bonta
Chairman of the Board

BITFARMS LTD.

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at January 2nd, 2020 unless indicated otherwise)

I. SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Bitfarms Ltd. (“Bitfarms” or the “Corporation”) for use at the special meeting of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation and any adjournment thereof to be held at 9:30 a.m. (Toronto time) on February 4th, 2020 (the “Meeting”) at the place and for the purposes set forth in the accompanying notice of Meeting. The enclosed proxy is being solicited by the management of the Corporation.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by facsimile or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders.

The contents and the sending of this Circular have been approved by the directors of the Corporation. All references to the Corporation shall include its subsidiaries as the context may require.

II. APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND SIGNING AND DATING THE PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or, with respect to any matters to be dealt with at any adjournment of the Meeting, before the time of the re-commencement of the adjourned Meeting. Proxies delivered after such time(s) will not be accepted. The time limit for the deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion without notice.

III. REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it prior to its use by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and delivered to the registered office of the Corporation, at 1376 Bayview Avenue, Unit 1, Toronto, Ontario, M4G 3A1 (Attention: General Counsel) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, preceding any reconvening thereof, or to the Chairperson of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IV. VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

a.	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

b.	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specifications made on such proxy.

SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the notice of Meeting, and with respect to any other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, the management of the Corporation knows of no such amendment, variation or other matter that may be presented to the Meeting.

V. INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The Meeting materials are being sent to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent proxy-related materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Corporation’s OBOs can expect to be contacted by Broadridge or their broker or their broker’s agents as set out above. Management of the Corporation does not intend to pay for intermediaries to forward proxy-related materials to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries assume the cost of delivery.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

VI. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no person who has been a director or executive officer of the Corporation at any time since January 1, 2019, being the beginning of the Corporation’s last completed financial year, nor any associate or affiliate of any of the foregoing, has or has had any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VII. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at the date of this Circular, the Corporation had 83,624,980 issued and outstanding Common Shares, with each Common Share carrying one vote per Common Share. Only Shareholders of record at the close of business (Toronto time) on January 6, 2019 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting. The list of Shareholders entitled to vote at the Meeting is available for inspection during normal business hours at the offices of the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario and will be available at the Meeting.

Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, Common Shares carrying more than ten percent (10%) of the voting rights attached to all outstanding Common Shares:

Name of Beneficial Holder	Share Class	Quantity	% of Class
Emiliano Joel Grodzki	Common Shares	11,820,772	14.14%
Nicolas Bonta	Common Shares	11,210,706	13.41%
Mathieu Vachon(1)	Common Shares	8,484,403	10.15%

Notes:

(1)	The shares of Matthieu Vachon are partially held by 9264-2644 Québec Inc. of which Mathieu Vachon is the sole beneficial shareholder.

Each of Emiliano Joel Grodzki, Nicolas Bonta, and Mathieu Vachon (collectively, the “Founders”) have entered into supports agreement and have agreed to vote all Common Shares which they beneficially own, or exercise control or direction over, directly or indirectly (being an aggregate of 37.7% of the issued and outstanding Common Shares), in favour of the matters to be acted upon at the Meeting, including the special resolution to approval and authorization to amend the articles of incorporation of the Corporation to create a new class of Preferred Shares, all as described below under section X.

VIII. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the year ended December 31, 2019 (being the Corporation’s last completed financial year), was any director, executive officer, employee of the Corporation or any associate of any such director, executive officer or employee or any former director, executive officer or employee of the Corporation or any of its subsidiaries, indebted to the Corporation or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than for routine indebtedness.

IX. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), director of the Corporation, or any associate or affiliate of any informed person or director of the Corporation has, since January 1, 2019 (being the commencement of the Corporation’s last completed financial year), had any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

X. PARTICULARS OF MATTERS TO BE ACTED UPON

Unless otherwise directed, it is the intention of management’s proxyholders to vote proxies in favour of the resolutions set forth herein.

Approval and authorization to amend the articles of incorporation of the Corporation to create a new class of Preferred Shares

Shareholders are being asked to consider and, if thought appropriate, adopt a special resolution (the “Preferred Share Resolution”) authorizing the filing of articles of amendment to create a new class of preferred shares to be designated as “Class A Preferred Shares” (the “Preferred Shares”). A “special resolution” means a resolution that is passed by at least two-thirds of the votes cast at the Meeting by the shareholders entitled to vote in person or by proxy on the resolution.

The Corporation would like to create the Preferred Shares to provide it with greater flexibility in its capital structure and in raising future capital. This proposed amendment to the articles will become effective upon the filing of articles of amendment reflecting the amendment pursuant to the Canada Business Corporations Act (Canada) (“CBCA”).

The Preferred Shares will be issuable in one or more series, where the Board will be authorized to fix the number of shares of each series, and to determine for each series, subject to the terms and conditions set out herein, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. A summary of the terms of the Preferred Shares is included below. Note that the following is a summary only and reference should be made to the full text of the terms and conditions attaching to the Preferred Shares as set out in the special resolution in Appendix A hereto.

Ranking and Priority

Each series of Preferred Shares will be entitled to priority over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be determined by the Board.

Parity Among Series

Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Dividends

The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board.

Conversion

Preferred Shares may be convertible into any other class of shares, including another series of Preferred Shares.

Redemption

Each series of Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the Board.

Voting

Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.

If shareholders approve the Preferred Share Resolution to create the new Preferred Shares and the Corporation’s articles are amended, no further shareholder approval will be required to issue Preferred Shares of any series if and when the Board decides to issue any Preferred Shares.

The Board believes that amending the Corporation’s articles to authorize the issuance of the Preferred Shares will provide the Corporation with increased flexibility in its capital structure and in raising future capital. The creation of Preferred Shares would permit the Board to negotiate with potential investors regarding the rights and preferences of a series of Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense and delay in connection with calling a shareholders’ meeting to approve specific terms of any series of Preferred Shares. The Preferred Shares may be used by the Corporation for any appropriate corporate purpose, including, without limitation, as a means of obtaining additional capital for use in the Corporation’s business and operations or in connection with acquisitions.

The availability of undesignated Preferred Shares may have certain negative effects on the rights of the holders of Common Shares. The actual effect of the issuance of any Preferred Shares upon the rights of holders of Common Shares cannot be fully stated until the Board determines all specific rights of the particular series of Preferred Shares. However, the Corporation’s articles will set out certain terms and restrictions, as set out above, in respect of the Preferred Shares, and which provide the holders of Common Shares with an indication of the possible effects of an issuance of Preferred Shares, specifically with respect to dividends, liquidation, redemption, conversion and, voting rights. Such effects may include holders of Common Shares receiving less in the event of liquidation, dissolution or other winding-up of the Corporation, or a reduction in the amount of funds, if any, available for dividends on Common Shares.

The text of the special resolution authorizing the amendment to the Corporation’s articles as described above is attached to this circular as Appendix A. This proposed amendment to the articles will become effective upon the filing of articles of amendment reflecting the amendment pursuant to the CBCA.

The Board recommends that shareholders vote FOR the Preferred Share Resolution. Unless the shareholder directs that his or her Common Shares be otherwise voted, the persons named in the enclosed form of proxy will vote FOR the Preferred Share Resolution.

The Board can revoke the above special resolution before it is acted on, even it is passed by shareholders, in its sole discretion and without further notice to or approval of shareholders.

Dissenting Shareholders’ Rights

Pursuant to section 190 of the CBCA, a shareholder is entitled to dissent in respect of any Common Shares held and be paid the fair value of such shares if the shareholder objects to the Preferred Share Resolution and the Preferred Share Resolution is approved (a “Dissenting Shareholder”).

In order to dissent, a shareholder must (a) send to the registered office of the Corporation at 1376 Bayview Avenue, Unit 1, Toronto, Ontario, M4G 3A1 before the Meeting or deliver to the Corporation at the Meeting, a written objection (a “Dissent Notice”) to the Preferred Share Resolution from which the shareholder dissents (a proxy to vote against such resolution does not constitute a written objection thereto); (b) within 20 days after receipt from the Corporation of notice that the Preferred Share Resolution has been adopted or, if he or she does not receive such notice, within 20 days after he or she learns that the Preferred Share Resolution has been adopted, send to the Corporation a written notice containing: (i) his or her name and address, (ii) the number of shares in respect of which he or she dissents, (iii) a demand for payment of the fair value of such shares (the “Demand for Payment”); and (c) within 30 days thereafter, send to the Corporation the certificates representing such shares. A Dissenting Shareholder, on sending the notice containing the Demand for Payment, ceases to have any rights as a holder of such shares, other than the right to be paid the fair value of the shares, except where the Dissenting Shareholder withdraws such notice before the Corporation makes an offer to pay for such shares, or the Corporation fails to make such an offer to pay for such shares and the Dissenting Shareholder withdraws his or her notice, or the directors revoke the Preferred Share Resolution from which such Shareholder dissents, in any of such cases the Dissenting Shareholder’s rights as a holder of such shares are reinstated as of the day on which he or she sent the notice containing the Demand For Payment. A Dissenting Shareholder who fails to forward his or her Dissent Notice, Demand For Payment or share certificates within the times required loses any right to make a claim for payment of the fair value of his or her shares.

The Corporation is required, within 10 days after the Preferred Share Resolution is adopted, to send to each holder of shares who has filed a Dissent Notice, a notice that the Preferred Share Resolution has been adopted. The Corporation is not required to send such notice to any holder of shares who voted for the Preferred Share Resolution or who has withdrawn his objection. The Corporation is also required to send an offer to the Dissenting Shareholder to pay for his shares in an amount considered by the Board to be the fair market value thereof, not more than seven days after the later of the completion of the transaction (the “Dissent Effective Date”) and the date of receipt of the Dissenting Shareholder’s Demand for Payment. If such offer is accepted by the Dissenting Shareholder, payment is required to be made within 10 days of acceptance. Any such offer lapses if not accepted within 30 days after it is made. If the Corporation fails to make such an offer, or if the Dissenting Shareholder fails to accept the offer, the Corporation may, within 50 days after the Dissent Effective Date or such further period as a court may allow, apply to a court to fix a fair value for the shares of the Dissenting Shareholder. If the Corporation fails to make such application, the Dissenting Shareholder may make a similar application within a further period of 20 days or such further period as the court may allow.

A Shareholder who complies with each of the steps required to dissent is entitled to be paid the fair value of the shares held by him in respect of which such Dissenting Shareholder dissents, determined as of the close of business on the day before the Preferred Share Resolution is adopted.

Notwithstanding the foregoing, the Corporation is not permitted to make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that: (a) the Corporation is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities.

A Shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that Shareholder’s name. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the CBCA may result in the loss of such Dissenting Shareholder’s rights under that section. Beneficial Shareholders (for example, those persons who hold their shares through a broker, custodian, nominee or other intermediary) who wish to exercise dissent rights should be aware that only Registered Shareholders are entitled to dissent. A Beneficial Shareholder should ensure that his shares are registered in his name prior to the Meeting in order for his dissent to be properly made. A Registered Shareholder, such as a broker, who holds shares as nominee for several Beneficial Shareholders, some of whom wish to dissent, must ensure that such shares are validly registered in the names of such dissenting persons prior to the Meeting in order to ensure that dissent rights are not lost.

The foregoing is only a summary of section 190 of the CBCA, the full text of which is attached hereto as Appendix B. Shareholders considering exercising such right of dissent should specifically refer to section 190 of the CBCA. As failure to comply strictly with the provisions of the statute may prejudice the shareholder’s right of dissent, it is suggested that any shareholder seeking to exercise such right obtain his own legal advice as to the manner and the implications of exercising such right.

As described above, the Founders, who are disinterested Shareholders, have agreed to vote all Common Shares which they beneficially own, or exercise control or direction over, directly or indirectly, (being an aggregate of 37.7% of the issued and outstanding Common Shares) in favour of the Preferred Share Resolution.

XI. ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business activities is available under the Corporation’s profile on the SEDAR website located at www.sedar.com. The Corporation’s financial information is provided in the Corporation’s audited consolidated financial statements and related management discussion and analysis for its most recently reported financial year is included in the Corporations prospectus dated June 12, 2019 and may be viewed on the Corporation’s profile on the SEDAR website at www.sedar.com. Copies of the Corporation’s consolidated financial statements and related management discussion and analysis are available upon request, free of charge to Shareholders of the Corporation, by contacting the Chief Financial Officer, at the Corporation’s principal office located at 1376 Bayview Avenue, Unit 1, Toronto, Ontario, M4G 3A1.

APPENDIX “A”

SPECIAL RESOLUTION AUTHORIZING AN AMENDMENT TO THE CORPORATION’S ARTICLES TO ADD
CLASS A PREFERRED SHARES

BE IT RESOLVED THAT:

1.	the articles of Bitfarms Ltd. (the “Corporation”) be amended to create a new class of preferred shares designated as “Class A Preferred Shares”, issuable in series, such Class A Preferred Shares having attached thereto the following rights, privileges, restrictions and conditions:

(a)	Series: The Class A Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the provisions set out herein, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Class A Preferred Shares.

(b)	Priority: The Class A Preferred Shares are entitled to priority over the common shares and all other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Other Preferences: The Class A Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the common shares and any other shares of the Corporation ranking junior to the Class A Preferred Shares, as may be determined by the board of directors of the Corporation

(d)	Ranking of Each Series: The Class A Preferred Shares of each series will rank on a parity with the Class A Preferred Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Participation Upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non- cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Class A Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any common shares or shares of any other class ranking junior to the Class A Preferred Shares. After payment to the holders of the Class A Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

A-1

(f)	Dividends: The holders of each series of Class A Preferred Shares will be entitled to receive dividends as and when declared by the board of directors of the Corporation in respect of such series.

(g)	Conversion Rights: Class A Preferred Shares may be convertible into any other class of shares of the Corporation, including convertible into another series of Class A Preferred Shares.

(h)	Redemption: Each series of Class A Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the board of directors of the Corporation.

(i)	Voting: Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the board of directors of the Corporation determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the board of directors of the Corporation and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares.

2.	any officer or director of the Corporation be, and is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution and filing of articles of amendment under the Canada Business Corporations Act, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

A-2

APPENDIX “B”

SECTIONS 190 OF THE CANADA BUSINESS CORPORATIONS ACT (CANADA)

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection

(6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

o	(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

o	(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

o	(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

o	(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

o	(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.